SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

eBay Inc.

(Name of Subject Company (Issuer))

eBay Inc.

(Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

With an Exercise Price Equal to or Greater Than $27.01 Per Share

(Title of Class of Securities)

27864210

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Michael R. Jacobson, Esq.

Senior Vice President, Legal Affairs, General Counsel and Secretary

eBay Inc.

2145 Hamilton Avenue

San Jose, California 95125

(408) 376-7400

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Person)

With a copy to:

Robert A. Koenig, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

Transaction Valuation*	Amount of Filing Fee**
$ 171,136,485	$ 9,549.42

*	Estimated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of eBay Inc. common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 57,333,362 shares of eBay Inc. common stock and have an aggregate value of $171,136,485 as of August 5, 2009, calculated using the Black-Scholes option pricing model.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,549.42	Filing Party: eBay Inc.

Form or Registration No.: Schedule TO	Date Filed: August 10, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by eBay Inc. (“eBay”) with the Securities and Exchange Commission on August 10, 2009, as previously amended and supplemented on August 26, 2009. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.

Item 12. Exhibits

The Exhibit Index attached to this Amendment No. 2 is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2009	eBay Inc.

	By:	/s/ Brian H. Levey
Brian H. Levey
Vice President, Deputy General Counsel and Assistant Secretary

EXHIBIT INDEX

Exhibit	Description
(a)(1)(i)*	Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, Options or Cash Payments, dated August 10, 2009

(a)(1)(ii)*	Form of communication to employees from John Donahoe, eBay’s President and Chief Executive Officer, dated August 10, 2009

(a)(1)(iii)*	Transcript and slides from video presentation

(a)(1)(iv)*	Election Form

(a)(1)(v)*	Form of Agreement to Terms of Election

(a)(1)(vi)*	Form of letter provided to employees requesting hardcopy materials

(a)(1)(vii)*	Form of email to employees in Canada

(a)(1)(viii)*	Screen shots of election website

(a)(1)(ix)*	Intranet posting for Offer to Exchange

(a)(1)(x)*	Tax Ruling for Eligible Employees Subject to Tax in the Netherlands

(a)(1)(xi)*	Form of Consent Agreement to Tax Ruling for Eligible Employees Subject to Tax in the Netherlands

(a)(1)(xii)*	Tax Ruling for Eligible Employees Subject to Tax in Israel

(a)(1)(xiii)*	Form of Consent Agreement to Tax Ruling for Eligible Employees Subject to Tax in Israel

(a)(1)(xiv)*	Form of email confirmation

(a)(1)(xv)*	Form of flier reminder

(a)(1)(xvi)*	Form of email provided to eligible employees holding eligible options granted in Israel

(a)(1)(xvii)*	Form of email provided to eligible employees holding eligible options granted in the Netherlands

(a)(1)(xviii)*	Form of email provided to employees on expatriate assignments

(a)(1)(xix)*	Form of Communications Guidelines

(a)(1)(xx)	Form of email reminders to eligible employees

(a)(1)(xxi)	Form of email to eligible employees eligible to receive cash payments (notification of additional disclosure and calculation tool available on election website)

(a)(1)(xxii)	Form of email to eligible employees eligible to receive cash payments (regarding closing stock price)

(a)(1)(xxiii)	Screen shot of cash payment calculator (available on election website for eligible employees eligible to receive cash payments)

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(b)	Not applicable

(d)(1)	eBay Inc. 2008 Equity Incentive Award Plan, as amended (1)

(d)(2)	Form of Notice of Grant and Restricted Stock Unit Agreement under the eBay Inc. 2008 Equity Incentive Award Plan (U.S. Employees) (2)

(d)(3)*	Form of Notice of Grant, Restricted Stock Unit Agreement and Special Provisions for Restricted Stock Unit Awards for Participants Outside the U.S, under the eBay Inc. 2008 Equity Incentive Award Plan

(d)(4)*	Form of Notice of Grant (Israel Employees), Appendix – Israel Taxpayers and Restricted Stock Unit Agreement (Israel Employees), under the eBay Inc. 2008 Equity Incentive Award Plan

(d)(5)	eBay Inc. 2001 Equity Incentive Plan, as amended (3)

(d)(6)*	Form of Notice of Grant, Option Agreement and Special Provisions for Stock Options for Optionholders Outside the U.S. under the eBay Inc. 2001 Equity Incentive Plan

(d)(7)	eBay Inc. 2003 Deferred Stock Unit Plan, as amended (4)

Exhibit	Description
(d)(8)*	Form of Notice of Grant, Restricted Stock Unit Agreement for Employees in France under the eBay Inc. 2003 Deferred Stock Unit Plan and Rules of the eBay Inc. 2003 Deferred Stock Unit Plan for the Grant of Restricted Stock Units to Participants in France

(g)	Not applicable

(h)	Not applicable

*	Previously Filed.
(1)	Incorporated by reference to Exhibit 99.1 of eBay’s Form S-8 (SEC File No. 333-41944) filed with the SEC on June 5, 2009.
(2)	Incorporated by reference to Exhibit 10.2 of eBay’s Current Report on Form 8-K (SEC File No. 000-24821) filed with the SEC on June 25, 2008.
(3)	Incorporated by reference to Exhibit 10.13 of eBay’s Annual Report on Form 10-K (SEC File No. 000-24821) filed with the SEC on February 28, 2007.
(4)	Incorporated by reference to Exhibit 10.15 of eBay’s Annual Report on Form 10-K (SEC File No. 000-24821) filed with the SEC on February 28, 2007.